SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )(1)


                                 JTS CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   4659401 04
                                 (CUSIP Number)

                             Emanuel J. Adler, Esq.
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notice and Communications)

                               September 25, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No. 4659401 04                                          Page 2 of __ Pages
--------------------                                          ------------------


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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       AMBER ARBITRAGE LDC

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


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   3   SEC USE ONLY




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   4   SOURCE OF FUNDS*

       WC

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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


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   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       CAYMAN ISLANDS

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   NUMBER OF      7    SOLE VOTING POWER
     SHARES            78,229,377
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             30,000,016
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             78,229,377
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                          -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       108,229,393

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       48.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                              Page 2 of 10 Pages

Item 1.   Security and Issuer

          This Schedule 13D (the "Schedule 13D") is being filed by Amber Arbitrage LDC (the "Reporting Person") with respect to the Common Stock, par value $.001 per share (the "Common Stock"), of JTS Corporation, a Delaware corporation (the "Company").

               On September 25, 1997, the Reporting Person and certain members of management of the Company (the "Management Investors"; the Reporting Person and the Management Investors shall sometimes be collectively referred to herein as the "Purchasers") entered into a securities purchase agreement (the "Securities Purchase Agreement") relating to a proposed financing (the "Transaction") of the Company, consisting of an aggregate of 28,802 shares of Series D Convertible Preferred Stock (the "Series D Shares") of the Company at a purchase price of $875 per share, or an aggregate purchase price of $25,201,750. Each Series D Share is convertible by the holder thereof into 5,000 shares of Common Stock by the payment of additional consideration equal to $.65625 per share of Common Stock issuable upon such conversion, subject to adjustment for stock splits and similar events. In the event that after July 9, 1998, there are insufficient shares of Common Stock available for issuance upon conversion of the Series D Shares, the holders of Series D Shares may convert the Series D Shares without payment of the additional consideration. In addition, the Series D Shares are subject to certain redemption and cashless exercise provisions.

               On September 26, 1997,the closing of the Transaction occurred, pursuant to which the purchase price for the Series D Shares as well as certificates representing the Series D Shares were deposited in escrow (the "Escrow") with Cooley Goodward, LLP, as escrow agent (the "Escrow Agent"), pursuant to an Escrow Agreement (the "Escrow Agreement") among the Reporting Person, the Management Investors, such other investors, the Company and the Escrow Agent. Pursuant to the Escrow Agreement, the funds in the Escrow are the property of the Reporting Person and the other Purchasers and the Series D Shares in the Escrow are the property of the Company, in each case until delivered pursuant to the Escrow Agreement by the Escrow Agent upon the instruction of a representative designated by a majority in interest of the Purchasers, who shall have sole discretion to cause the delivery of such funds and shares at any time until May 31, 1998. Notwithstanding the foregoing, prior to the expiration or early termination of the statutory waiting period under the Hart Scott Rodino Antitrust Improvements Act of 1976 with respect to the purchase and sale contemplated in the Securities Purchase

                               Page 3 of 10 Pages

          Agreement, the Escrow Agent shall not be permitted to deliver to the Company any of the funds or deliver to the Purchasers any of the shares unless there remains in the Escrow an aggregate of $6,714,750 and 7,674 Series D Shares. Immediately after the entering into of the Escrow Agreement $9,000,250 aggregate amount of purchase price was delivered to the Company from the Escrow, of which $7,142,625 was attributable to the Reporting Person, and 10,286 Series D Shares were delivered from the Escrow, of which 8,163 Series D Shares were delivered to the Reporting Person.

                    The Reporting Person disclaims the existence of a group with the Management Investors.

                    The principal executive offices of the Company are located at 166 Baypointe Parkway, San Jose, California 95134.

Item 2.   Identity and Background

          I. (a) The Reporting Person is Amber Arbitrage LDC.

          (b)-(c)

          The Reporting Person is a private investment fund. The principal business address of the Reporting Person is c/o Custom House Fund Management Limited, 31 Kildare Street, Dublin 2, Ireland.

          (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a Cayman Islands corporation.

          II. (b) - (c)

          The sole director of the Reporting Person is Lismore Management, Ltd., a British Virgin Islands company, which has a principal business address at c/o ING Trust (BVI) Limited, P.O. Box 3459, Road Town, Tortola, British Virgin Islands and whose directors are Peter Anderson and John Benbow.

          Messrs. Anderson and Benbow are principally employed as partners in the accounting firm of Benbow Anderson & Co., which has a principal business address at P.O. Box 923, Grand Cayman, Cayman Islands.

          (d) To the knowledge of the Reporting Person, none of the individuals or entity described in this Item 2.II. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) To the knowledge of the Reporting Person, none of the individuals or entity described in this Item 2.II. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) To the knowledge of the Reporting Person, each individual described in this Item 2.II. is a citizen of the United Kingdom and a permanent resident of the Cayman Islands.

Item 3.   Source and Amount of Funds or Other Consideration

          The source of the $20,000,250 deposited by the Reporting Person in escrow as set forth in Item 1 was working capital of the Reporting Person.

Item 4.   Purpose of Transaction.

          The Reporting Person acquired the Series D Shares of the Company reported herein as being owned by it for

                               Page 4 of 10 Pages
          investment purposes. Depending upon market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may purchase securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the Series D Shares or other securities of the Company that it now owns or hereafter may acquire, subject to restrictions on transfer under the securities laws and under the documents pursuant to which such securities were purchased.

          Pursuant to the terms of conversion set forth in Item 1, the Series D Shares subject to the Securities Purchase Agreement are convertible into an aggregate of 144,010,000 shares of Common Stock, of which the Series D Shares purchased and to be purchased by the Reporting Person are convertible into 114,290,000 shares of Common Stock. The Company has informed the Reporting Person that as of September 26, 1997, there were only 63,295,773 shares of Common Stock available for issuance upon conversion of Series D Shares. Pursuant to the Securities Purchase Agreement, the Company agreed to hold its 1998 annual meeting of stockholders no later than July 9, 1998 and to hold a special meeting of stockholders by November 30, 1997 (unless the proxy statement relating to such meeting is reviewed by the Securities and Exchange Commission, in which case the length of time of such review shall be added to the above date) and to propose at such special meeting and every special or annual meeting thereafter until adopted, an amendment (the "Amendment") to the Certificate of Incorporation of the Company, raising the number of authorized shares of Common Stock to at least the number of shares of Common Stock issuable upon conversion of the Series D Shares. In addition, the Amendment will permit holders of not less than 25% of the outstanding voting power of the Company to call a special meeting of stockholders. The Company agreed that it would not submit any other proposals for stockholder approval until the Amendment is approved, unless upon the advice of counsel the Company determines that it is obligated to do so under the Company's charter documents, by law or judicial order, or in order to discharge its fiduciary obligations. The Company agreed that it would not issue any additional equity securities or securities exercisable to purchase or convertible into or exchangeable for equity securities until the Amendment is approved, other than the securities reserved for issuance pursuant to the Securities Purchase Agreement. The Company further agreed that any additional equity securities issued after approval of the Amendment which have a liquidation preference senior to the Series D

                               Page 5 of 10 Pages

          Preferred Shares shall be subject to a right of first refusal in favor of the Buyers.

          The Reporting Person and holders (the "Key Stockholders") of an aggregate of 30,000,016 shares of Common Stock of the Company entered into a Stockholders Agreement, dated September 25, 1997, pursuant to which the Key Stockholders agreed to vote their shares of Common Stock in favor of the Amendment at any and all meetings of stockholders of the Company until such Amendment is adopted or September 25, 2018, if earlier. In addition, the Key Stockholders gave their proxy to a designee of the Reporting Person in order to vote in favor of the Amendment. The Reporting Person disclaims the existence of a group with the Key Stockholders.

          The Reporting Person and the other Purchasers entered into a Sales Lock-up Agreement dated September 25, 1997, pursuant to which they agreed that without the prior written consent of the Company, for a period of one year from the date of such Agreement, the Purchasers would not offer, sell, or otherwise dispose of more than 50% of the Series D Shares or Common Stock issuable upon conversion of such 50% of the Series D Shares, subject to certain exceptions.

          In conjunction with the Securities Purchase Agreement, the Company, the Reporting Person and the other Purchasers entered into a Registration Rights Agreement pursuant to which the Company agreed to file a registration statement on Form S-3 on or before October 15, 1997 with respect to the shares of Common Stock issuable upon conversion of the Series D Shares and use its best efforts to cause such registration statement to be declared effective on or before January 15, 1998. In addition, pursuant to the Registration Rights Agreement, the Company granted to the Reporting Person and such other Purchasers certain piggyback and demand registration rights.

          Pursuant to the Stockholders Agreement, the Management Investors agreed not to convert their Series D Shares into shares of Common Stock, until the Amendment is approved. Copies of the Securities Purchase Agreement, the Stockholders Agreement and the Sale Lock-Up Agreement are attached as Exhibits 7.1, 7.2 and 7.3, respectively, to this statement and are incorporated herein by reference. The descriptions of those agreements herein are not complete and are qualified by their entirety by reference to the aforesaid Exhibits.

          Pursuant to the Certificate of Designations relating to the Series D Shares, the Board of Directors of the Company (the "Board") will consist of seven members, six of whom will be elected by the holders of a majority of the shares of Common Stock and one of whom will be elected by the holders of a majority of the Series D Shares.


                               Page 6 of 10 Pages

          Except as otherwise set forth above, the Reporting Person has no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) - (b)

          According to information provided to the Reporting Person by the Company, there were, as of September 26, 1997, 158,283,990 shares of Common Stock of the Company issued and outstanding.

          The Reporting Person has sole voting and dispositive power over 78,229,377 shares of Common Stock, comprised of (i) 14,928,700 shares of Common Stock owned of record by Pax Clearing Company Limited Partnership, the Reporting Person's clearing firm, (ii) 40,815,000 shares of Common Stock issuable upon the conversion of 8,163 Series D Shares released from the Escrow on September 26, 1997, (iii) 4,904 shares of Common Stock issuable upon conversion of $80,000 principal amount of the 5.25% convertible subordinated debentures of the Company due April 29, 2002 owned by the Reporting Person and (iv) 22,480,773 shares of Common Stock issuable upon the conversion of that portion of the 14,695 Series D Shares remaining in the Escrow that are attributable to the Reporting Person and that can be converted prior to the adoption of the Amendment. An additional 50,994,227 shares of Common Stock will be issuable upon the conversion of Series D Shares after the adoption of the Amendment. The Reporting Person disclaims beneficial ownership of such additional shares of Common Stock for purposes of this Schedule 13D inasmuch as they cannot be acquired by the Reporting Person within 60 days of the date hereof.

          The Reporting Person has the sole power to vote and dispose of all such securities.

          In addition, the Key Stockholders have given a designee of the Reporting Person a proxy with respect to 30,000,016 shares of Common Stock for the purpose of voting in favor of the Amendment. The Reporting Person may be deemed to be the beneficial owner of such shares by virtue of shared voting power over such shares.

          Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described in this Item 5(a) - (b) constitute 48.8% of the outstanding shares of Common
          Stock.

          To the knowledge of the Reporting Person, none of the individuals or entity described in Item 2.II. of this Schedule 13D owns any securities of the Company.

          (c) On September 26, 1997, pursuant to the Securities Purchase Agreement, the Reporting Person purchased 8,163 Series D Shares and 14,695 Series D Shares remained in Escrow.

          Since July 28, 1997, the Reporting Person has disposed of 1,992,300 shares of Common Stock in transactions on the American Stock Exchange as follows:

            Date                   Shares            Sale Price Per Share
            ----                   ------            --------------------
          8/19/97                    1,000                 $0.7500
          8/20/97                  113,300                  0.7500
          8/21/97                    4,500                  0.7500
          8/22/97                    4,000                  0.7500
          8/27/97                   36,000                  0.7500
          8/27/97                   50,000                  0.8125
          8/27/97                   69,500                  0.8750
          8/28/97                    7,000                  0.8750
          8/29/97                   17,000                  0.8750
          9/04/97                   18,500                  0.7500
          9/05/97                  100,000                  0.7500
          9/09/97                   25,000                  0.7500
          9/11/97                   16,500                  0.6875
          9/16/97                1,477,000                  0.6250
          9/16/97                   24,000                  0.6875
          9/17/97                    8,000                  0.6875
          9/25/97                   21,000                  0.6250

          Since July 28, 1997 the Reporting Person has acquired 12,956,600 shares of Common Stock in transactions on the American Stock Exchange as follows:

            Date                   Shares           Purchase Price Per Share
            ----                   ------           ------------------------
          8/01/97                1,600,000                 $0.6250
          8/04/97                1,750,000                  0.6250
          8/05/97                1,000,000                  0.6250
          8/07/97                   13,000                  0.8125
          8/11/97                    7,600                  0.6875
          8/11/97                    5,000                  0.7500
          8/13/97                    6,000                  0.6875
          8/14/97                   13,000                  0.6875
          8/14/97                    8,000                  0.7500
          8/15/97                1,650,000                  0.6875
          8/18/97                    2,000                  0.6875
          8/20/97                3,406,000                  0.6875
          8/21/97                3,306,200                  0.6875
          8/21/97                   25,000                  0.6250
          8/22/97                   25,000                  0.6250
          8/25/97                    4,300                  0.6250
          8/26/97                    3,000                  0.6250
          8/27/97                    1,000                  0.6875
          9/04/97                   51,000                  0.6875
          9/05/97                    6,000                  0.6875
          9/08/97                   20,500                  0.6875
          9/09/97                    8,000                  0.6875
          9/11/97                   46,000                  0.6250

          Since July 28, 1997 the Reporting Person has acquired an aggregate of $80,000 principal amount of the 5.25% convertible subordinated debentures of the Company due April 29, 2002 in transactions on the American Stock Exchange as follows:

            Date          Amount of Debenture          Purchase Price
            ----          -------------------          --------------
          9/11/97             $50,000                      $16,750
          9/16/97             $10,000                        3,013
          9/16/97             $20,000                        3,063

          The debentures, at the option of the Reporting Person, are convertible into Common Stock at a conversion rate of $16.3125 per share.



                               Page 7 of 10 Pages

          Other than as set forth above, the Reporting Person has not effected any transactions in the securities of the Company during the past 60 days.

          (d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities owned by the Reporting Person.

          (e) It is inapplicable for the purposes herein to state the date on which the Reporting Person ceased to be the owner of more than five percent of the Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Reference is made to Item 4 above regarding certain arrangements relating to transfer or voting of securities.

          Except as set forth elsewhere in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          1. Securities Purchase Agreement dated as of September 25, 1997 among the Company, the Reporting Person and certain other investors named therein.

          2. Stockholders Agreement dated September 25, 1997 among the Company, the Reporting Person and certain holders of Common Stock named therein.

          3. Sale Lock-Up Agreement dated September 25, 1997 among the Company, the Reporting Person and certain other investors named therein.



                               Page 8 of 10 Pages

                                    SIGNATURE


     After reasonable inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 6, 1997


                                            AMBER ARBITRAGE LDC
                                            By:  Lismore Mangement Ltd.


                                            By: /s/ Peter Anderson
                                                --------------------------------
                                                Peter Anderson, Director




                               Page 9 of 10 Pages


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                                  Exhibit Index


Sequential
Exhibit No.                    Description                              Page No.
-----------                    -----------                              --------

1. Securities Purchase Agreement dated as of September 25, 1997 among the Company, the Reporting Person and certain other investors named therein.

2. Stockholders Agreement dated September 25, 1997 among the Company, the Reporting Person and certain holders of Common Stock named therein.

3. Sale Lock-Up Agreement dated September 25, 1997 among the Company, the Reporting Person and certain other investors named therein.


                               Page 10 of 10 Pages